[AT&T Letterhead]

March 9, 2016

Via EDGAR

William Mastrianna,
Securities and Exchange Commission,
Division of Corporation Finance,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:   AT&T Inc.

Registration Statement filed on Form S-4

File No. 333-209597

Filed March 3, 2016, as amended

Dear Mr. Mastrianna:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AT&T Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective as of 4:30 p.m. EST on Friday, March 11, 2016, or as soon as thereafter practicable.

Please note that the Registrant acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please do not hesitate to contact me at 214-757-3344 or ww0118@att.com with any questions you may have concerning this request. In addition, please notify me when this request for acceleration has been granted.

Yours truly,

/s/ Wayne A. Wirtz
Wayne A. Wirtz

cc:	Patrick S. Brown

(Sullivan & Cromwell LLP)